Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

June 1, 2021

Mitchell Austin, Esq.

Staff Attorney

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Gentech Holdings, Inc. Post-Qualification Amendment to Form 1-A Filed May 11, 2021 File No. 024-11055

Dear Mr. Austin,

On behalf of Gentech Holdings, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 20, 2021, relating to the above-captioned Post-Qualification Amendment to Form 1-A (“Offering Circular”). Captions and page references herein correspond to those set forth in the Offering Circular.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Post-Qualification Amendment to Form 1-A

General

1. Your offering circular cover page states that this offering is for a maximum of 20 billion shares while Item 4 of Form 1-A and page 3 state that it is for a maximum of 24 billion shares. Please revise to reconcile this discrepancy.

We have corrected the typographical error to indicate that the offering is 24,000,000,000 shares.

2. Please note that for Tier 1 offerings, the sum of all cash and other consideration to be received for the securities being offered plus the gross proceeds for all securities sold pursuant to other offering statements within the 12 months before the start of and during the current offering of securities may not exceed $20 million. See Rule 251(a)(1) of Regulation A. Accordingly, please revise to:

• Disclose the amount you have already sold in this and other offerings within the past 12 months. For example, we note that a prior post-qualification amendment was qualified on September 30, 2020 for an offering amount of $3,564,700.

We have added the following to our offering statement:

The Company filed a Post-Effective Amendment offering statement on Form 1-A under Regulation A that was qualified on November 13, 2019. From May 28, 2020 to September 30, 2020, the Company sold 858,750,000 shares of Company common stock at $0.0008 per share for a total of $687,000.00.

The Company filed a Post-Effective Amendment offering statement on Form 1-A under Regulation A that was qualified on September 30, 2020. From September 30, 2020 to May 1, 2021, the Company sold 7,129,400,000 shares of Company common stock at $0.0005 per share for a total of $3,564,700.00.

• Ensure that the price range for this current offering is in compliance with Rule 251(a)(1). In this regard, we note your disclosure that the price per share will be fixed at a price between $0.0005 and $0.003. We further note that some of the prices within this range would result in proceeds in excess of $20 million.

We revised the Offering Circular to reflect that the Company’s Offering will be for a fixed number of shares, 24,000,000,000 at a fixed price of $0.0005. The maximum amount the Company is seeking to raise with this offering is $12,000,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

3. We note that you generated $253,173 in revenue for the fiscal year ended October 31, 2020. Please revise this section to provide a narrative discussion of how you generated this revenue.

We have added the following statement to the offering circular:

During the year ended October 31, 2020, and October 31, 2019, we generated $253,173 and $0 revenue, respectively. During the year ended October 31, 2020, the Company generated $253,173 from the sale of Sinfit Nutrition, Inc. products, During the three months ended January 31, 2021 and January 31, 2020 we generated $87,993 and $220 of revenue, respectively. During the three months ended January 31, 2021, the Company generated $87,993 from the sale of Sinfit Nutrition, Inc. products. During the three months ended January 31, 2020, the Company generated $220 from the sale of Secret Javas products.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares